[redacted]

13012221

UN
SECURITIES AND
Washin

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe	Michigan	48230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue, St. Clair Shores, MI 48080
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Cleland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17 2015
ACTING IN COUNTY OF Wayne

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control in accordance with Rule 17a-5(g)(1)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

GH·D

CPAS & ADVISORS

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

* * * * * *

GHD
CPAS & ADVISORS

21420 Greater Mack Avenue
St. Clair Shores, MI 48080
Tel: 586-772-8100
Fax: 586-772-6715
www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2012 and 2011, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements..

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Pages 16 and 17 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Pages 16 and 17 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 21, 2013

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 427,053	$ 323,008
Accounts receivable - trade	32,819	49,375
Accounts receivable - other	387	10,211
Prepaid expenses	63,492	69,479
Total Current Assets	523,751	452,073
Property and Equipment:		
Computer equipment	58,436	69,417
Furniture and fixtures	119,973	127,016
Leasehold improvements	64,529	58,829
Total	242,938	255,262
Less: Accumulated depreciation and amortization	158,705	170,258
Net Property and Equipment	84,233	85,004
Other Assets:		
Notes receivable	-	27,543
Total Other Assets	-	27,543
Total Assets	$ 607,984	$ 564,620
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 6,037	$ 3,439
Accrued expenses	74,781	67,129
Accrued payroll taxes	51,821	-
Total Current Liabilities (Equal to Total Liabilities)	132,639	70,568
Shareholders' Equity:		
Common stock, no par value, 60,000 shares authorized; 11,623 issued and outstanding	210,070	210,070
Paid-in capital	11,993	11,993
Retained earnings	253,282	271,989
Total Shareholders' Equity	475,345	494,052
Total Liabilities and Shareholders' Equity	$ 607,984	$ 564,620

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues Earned	$ 3,617,812	$ 2,811,897
Operating Expenses - Net of Client Reimbursements	3,637,036	2,736,522
Operating (Loss) Income	(19,224)	75,375
Other Income (Expense) - Net	983	(41)
Net (Loss) Income Before Income Tax Expense	(18,241)	75,334
Income Tax Expense	466	37,024
Net (Loss) Income	$ (18,707)	$ 38,310

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-In	Retained	
	# of Shares	Amount	Capital	Earnings	Total
Balances - January 1, 2011	10,623	$ 170,861	$ 11,993	$ 296,851	$ 479,705
Redemption of common stock	(1,233)	(47,955)	-	-	(47,955)
Issuance of common stock	2,233	87,164	-	-	87,164
Net income for the year ended	-	-	-	38,310	38,310
Shareholder distributions	-	-	-	(63,172)	(63,172)
Balances - December 31, 2011	11,623	210,070	11,993	271,989	494,052
Net loss for the year ended	-	-	-	(18,707)	(18,707)
Balances - December 31, 2012	11,623	$ 210,070	$ 11,993	$ 253,282	$ 475,345

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities:		
Net (loss) income	$ (18,707)	$ 38,310
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	14,306	14,865
(Gain) loss on disposal of property and equipment	(200)	1,591
Deferred income taxes	-	34,277
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable	26,380	(58,318)
Prepaid expenses	5,987	(12,841)
Accounts payable	2,598	987
Accrued expenses	7,652	(109)
Accrued payroll taxes	51,821	-
Accrued income taxes	-	(9,300)
Net Cash Provided by Operating Activities	89,837	9,462
Cash Flows Used By Investing Activities:		
Proceeds from sale of property and equipment	200	-
Purchase of property and equipment	(13,535)	(17,118)
Net Cash Used by Investing Activities	(13,335)	(17,118)
Cash Flows From Financing Activities:		
Cost of common stock purchased	-	(47,955)
Proceeds from common stock issued	-	18,395
Repayments of notes receivable	27,543	41,226
Shareholder distributions	-	(63,172)
Net Cash Provided by (Used) in Financing Activities	27,543	(51,506)
Net Increase (Decrease) In Cash and Cash Equivalents	104,045	(59,162)
Cash and Cash Equivalents, Beginning of Year	323,008	382,170
Cash and Cash Equivalents, End of Year	$ 427,053	$ 323,008

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
Supplemental Disclosures of Cash Flows Information -		
Cash paid during the year for:		
Income taxes	$ -	$ 15,426
Supplemental Disclosures of Noncash Financing Transactions -		
Common stock issued in exchange for notes receivable	$ -	$ 68,769

The accompanying notes are an integral part of these financial statements.

Note 1 - SUMMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation with offices in Grosse Pointe, Michigan. The Company provides investment banking, and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. The Company's investment banking services generated approximately 93% and 92% of total revenue in 2012 and 2011, respectively.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company's cash deposits are in both interest and non-interest bearing accounts. Interest bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000, while non-interest bearing accounts are fully insured through December 31, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company had no uninsured balances at December 31, 2012 and 2011.

Accounts Receivable

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management did not consider allowances necessary at December 31, 2012 or 2011.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Depreciation is charged against operations over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred. Management annually reviews these assets for impairment. For the years ended December 31, 2012 and 2011, depreciation expense was $14,306 and $14,865, respectively.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment and Depreciation (continued)
The Company uses the following useful lives for assets placed in service:

Description	Asset Lives
Computer equipment	5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	39 years

Revenue Recognition
The Company recognizes revenue when services have been rendered based on the terms of the signed contract (engagement letter) with the customer. The Company recognizes non-refundable retainers as revenue upon receipt. Consulting fees are recognized in the month that the fees are billed and services performed. Closing and/or transactional fees are recognized upon the successful closing of the particular transaction.

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company was liable for Michigan Business Tax in 2011. The Michigan Business Tax was eliminated in 2012. The Company may also be liable for other state and local income taxes in jurisdictions where the Company has nexus.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 740, *Income Taxes*, prescribes the minimum recognition threshold and measurement attribute for disclosure of tax positions previously taken or expected to be taken on an income tax return, in order for those tax positions to be recognized in the Company's financial statements. Management has analyzed the Company's material tax positions as of January 1, 2011 and as of December 31, 2012 and 2011 and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements.

The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2009.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - NOTES RECEIVABLE

Notes receivable consisted of the following amounts at December 31:

Description	2012	2011
Shareholder - no monthly payments required; interest at 3.00% per annum payable at maturity; uncollateralized, repaid in 2012.	$ -	$ 17,963
Shareholder - no monthly payments required; interest at 3.00% per annum payable at maturity; uncollateralized, repaid in 2012.	-	5,509
Shareholder - no monthly payments required; interest at 3.00% per annum payable at maturity; uncollateralized, repaid in 2012.	-	4,071
Total Notes Receivable	$ -	$ 27,543

For the year ended December 31, 2011, notes receivable included accrued interest of $671 and interest income from shareholders included in the Statement of Operations totaled $245 and $688, respectively for the years ended December 31, 2012 and 2011.

Note 3 - COMMON STOCK

In March 2011, the Company issued 1,000 shares of new stock to four of its existing non-majority shareholders. In August 2011, a non-majority shareholder sold all 1,223 of his shares back to the Company. The Company immediately sold the 1,223 shares to four non-majority shareholders for the same consideration it paid the prior shareholder. The Company accepted notes receivable totaling $68,769 as consideration for the transactions.

There were no common stock transactions in 2012.

Note 4 - INCOME TAXES

The components of the Company's provision for Michigan business income tax in the accompanying statements of net income for the years ended December 31, 2012 and 2011 are as follows:

Description	2012	2011
Income Tax Expense:		
Current tax expense	$ 466	$ 2,747
Deferred tax expense	-	34,277
Total Income Tax Expense	$ 466	$ 37,024

Effective January 1, 2012, the Company was no longer liable for the Michigan Business Tax as the tax was repealed and replaced with a new Corporate Income Tax that does not apply to S Corporations. As a result, the Company's net deferred tax asset provision has been recognized as an expense in the Statement of Operations at December 31, 2011.

Note 5 - QUALIFIED RETIREMENT PLANS

The Company sponsors a Profit Sharing Plan (the "Plan") for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a discretionary contribution to the Plan at the discretion of the Board of Directors. The Company's contribution for the years ended December 31, 2012 and 2011 was $47,329 and $42,000, respectively. Effective January 1, 2011 the Company amended the Plan to incorporate and elect a safe-harbor provision.

Note 6 - COMMITMENTS (INCLUDING RELATED PARTY TRANSACTIONS)

The Company leases office space from a Michigan limited liability company, certain members of which are also shareholders of the Company. The lease calls for monthly rental payments of $11,043 through December 31, 2014. The Company also pays all of the costs of utilities, maintenance and repairs on the leased space. Rental expense for the related party lease was $134,134 and $170,562, for the years ended December 31, 2012 and 2011, respectively.

The Company also leases various office equipment and vehicles from unrelated parties under operating leases which expire through August 2015. In addition, the Company is obligated under contracts with unrelated parties for research subscriptions which expire through December 2015.

Scheduled minimum future payments required under these non-cancelable operating leases and commitments which have initial or remaining terms in excess of one year as of December 31, 2012 are as follows:

Year Ending December 31,	Related Party	Total
2013	$ 132,513	$ 167,192
2014	132,513	169,260
2015	-	36,936
Total Future Minimum Payments	$ 265,026	$ 373,388

Note 6 - COMMITMENTS (INCLUDING RELATED PARTY TRANSACTIONS) (CONTINUED)

Total expense for the related party office lease expense, office equipment and vehicle leases and research subscription was $192,882 and $225,271, for the years ended December 31, 2012 and 2011, respectively.

Note 7 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $8,843 at December 31, 2012. At December 31, 2012 net capital was $294,414, which was $285,571 in excess of its minimum dollar amount requirement.

At December 31, 2011 the Company's net capital was $252,440 and net capital exceeded the required minimum by $247,440.

Note 8 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulation may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on financial position, results of operations and or cash flows.

Note 9 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2012, the most recent statement of financial condition presented herein, through February 21, 2013, the date the financial statements were issued. No such events or transactions were identified.

* * * * * *

SUPPLEMENTARY INFORMATION

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2012

NET CAPITAL		
Total shareholders' equity		$ 475,345
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		475,345
Deductions and/or Charges:		
Non-Allowable assets:		
Accounts receivable - trade	$ 32,819	
Accounts receivable - other	387	
Property and equipment	84,233	
Prepaid expenses	63,492	
Total Deductions and/or Charges		180,931
Net Capital		$ 294,414
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement of Financial Condition -		
Accounts payable, accrued expenses and deferred income tax	$ 132,639	
Total Aggregate Indebtedness		$ 132,639
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 5,000
Net Capital Requirement		$ 8,843
Excess Net Capital		$ 285,571
Net Capital Less The Greater of 10% of Total Aggregate Indebtedness Or 120% the Net Capital Requirement		$ 281,150
Percentage of Aggregate Indebtedness to Net Capital		45.05%

See independent auditor's report.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5
December 31, 2012

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners Unaudited Focus Report at December 31, 2012	$ 427,053	$ 180,931	$ 607,984
Assets Per Audited Financial Statements	$ 427,053	$ 180,931	$ 607,984

LIABILITIES AND CAPITAL	Per Focus Report	Difference	Audited
Liabilities	$ 132,639	$ -	$ 132,639
Shareholders' Equity:			
Common stock	210,070	-	210,070
Paid-in capital	11,993	-	11,993
Retained earnings	253,282	-	253,282
Total Shareholders' Equity:	475,345	-	475,345
Total Liabilities and Shareholders' Equity	$ 607,984	$ -	$ 607,984

NET CAPITAL	
Net Capital per Donnelly Penman & Partners Unaudited Focus Report at December 31, 2012	$ 294,414
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 294,414

See independent auditor's report.

GHD
CPAS & ADVISORS

21420 Greater Mack Avenue
St. Clair Shores, MI 48080
Tel: 586-772-8100
Fax: 586-772-6715
www.ghdcpa.com

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7 General Assessment Reconciliation for the year ended December 31, 2012, which were agreed to by Donnelly Penman & Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Chief Compliance Officer, solely to assist you and the other specified parties in evaluating Donnelly Penman & Partner's, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Donnelly Penman & Partners, Inc.'s management is responsible for Donnelly Penman & Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 21, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052909 FINRA DEC
DONNELLY PENMAN & PARTNERS INC 16*16
D/B/A DONNELLY PENMAN & PARTNERS
17160 KERCHEVAL AVE
GROSSE POINTE MI 48230-1661

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark A. Cleland (313) 393-3060

2. A. General Assessment (item 2e from page 2)		$ 9,108
B. Less payment made with SIPC-6 filed (exclude interest) July 18, 2012 Date Paid		(4,470)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		4,638
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,638
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,638	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Donnelly Penman & Partners, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5th day of February, 20 13.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** *and ending* **12/31/2012**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,643,296
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	–
2d. SIPC Net Operating Revenues	$ 3,643,296
2e. General Assessment @ .0025	$ 9,108 (to page 1, line 2.A.)

GHD
CPAS & ADVISORS

21420 Greater Mack Avenue
St. Clair Shores, MI 48080
Tel: 586-772-8100
Fax: 586-772-6715
www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5(g)(1) requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 21, 2013

GH·D
CPAS & ADVISORS

21420 Greater Mack Avenue
St. Clair Shores, MI 48080
Tel: 586-772-8100
Fax: 586-772-6715
www.ghdcpa.com

INTERNAL CONTROL REPORT IN ACCORDANCE WITH RULE 17a-5(g)(1)

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

In planning and performing our audit of the financial statements of Donnelly Penman & Partners, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Chief Compliance Officer, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 21, 2013